EXHIBIT 99.92
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[GRAPHIC OMITTED]
[BURNET, DUCKWORTH, AND PALMER LOGO]

DELIVERED VIA SEDAR

September 3, 2004

To the Securities Commissions in each of the Provinces of Canada


Dear Sirs/Mesdames:

RE:      ADVANTAGE ENERGY INCOME FUND
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We refer to the (final) prospectus dated September 3, 2004 (the "Prospectus") of
Advantage Energy Income Fund relating to the distribution of 3,500,000 subscription receipts, $75 million principal amount of 7.50% convertible extendible unsecured subordinated debentures and $50 million principal amount of 7.75% convertible extendible unsecured subordinated debentures.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Interest of Experts" and "Canadian Federal Income Tax Considerations" in the Prospectus and to the reference to our opinions on the face page of the Prospectus and under the heading "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP


"Burnet, Duckworth & Palmer LLP"